UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF NEW YORK	x

In re:	Chapter 11

ATRINSIC, INC.	Case No. 12-12553 (JMP)

Debtor.
x

SECOND AMENDED PLAN OF REORGANIZATION PROPOSED BY ATRINSIC, INC.

DELBELLO DONNELLAN

WEINGARTEN WISE &

WIEDERKEHR, LLP

Jonathan S. Pasternak, Esq.

Erica R. Feynman, Esq.

One North Lexington Avenue

White Plains, NY 10601

Tel.: (914) 681-0200

Attorneys for the Debtor

Dated: March 7, 2013

Atrinsic, Inc., the Debtor herein (“Atrinsic”, or the “Debtor”), hereby proposes this Second Amended Chapter 11 Plan of Reorganization (“Plan”).

ARTICLE I

CERTAIN DEFINITIONS

Unless otherwise provided in the Plan, all capitalized terms used herein and not otherwise defined shall have the meanings assigned to such terms in the Bankruptcy Code. For the purposes of the Plan, the following terms (which are capitalized in the Plan) shall have the meanings set forth below.

“Acquisition” means the acquisition by Atrinsic of fifty-one percent (51%) of the outstanding capital stock of Momspot pursuant to the terms and conditions of a definitive stock purchase agreement.

“Administrative Expense Claim” means a Claim for costs and expenses of administration of the Chapter 11 case allowed under §§ 503(b), 507(b) or, if applicable, 1114(e)(2) of the Bankruptcy Code, including: (a) any actual and necessary costs and expenses incurred after the Petition Date of preserving the Debtor’s Estate and operating the businesses of the Debtor (such as wages, salaries, commissions for services and payments for inventories, leased equipment and premises) and Claims of governmental units for taxes (including Claims related to taxes which accrued after the Petition Date, but excluding Claims related to taxes which accrued on or before the Petition Date); (b) compensation for legal, financial, advisory, accounting and other services and reimbursement of expenses allowed by the Bankruptcy Court under §§ 330, 331 or 503(b) of the Bankruptcy Code to the extent incurred prior to the Effective Date; and (c) all fees and charges assessed against the Debtor’s Estate under § 1930, chapter 123 of title 287 of the United States Code.

“Allowed Claim” means a Claim (a) as to which no objection or request for estimation has been filed on or before the Claims Objection Deadline or the expiration of such other applicable period fixed by the Bankruptcy Court; or (b) as to which any objection has been settled, waived, withdrawn or denied by a Final Order; or (c) that is Allowed (i) by a Final Order; (ii) by an agreement between the Holder of such Claim and the Debtor, Reorganized Debtor or Liquidating Trustee, as applicable; or (iii) pursuant to the terms of the Plan. For purposes of computing distributions under the Plan, the term “Allowed Claim” shall not include interest on such Claim from and after the Petition Date, except as provided in Bankruptcy Code § 506(b) or as otherwise expressly set forth in the Plan.

“Assets” means all assets of the Debtor constituting property of the estate pursuant to Bankruptcy Code Section 541.

“Atrinsic” means Atrinsic, Inc.

“Avoidance Actions” shall mean any cause of action assertable under Sections 510, 542, 543, 544, 545, 547, 548, 549, 550 or 553 of the Bankruptcy Code or state law if made applicable under such Bankruptcy Code sections, including, but not limited to, any cause of action arising from transactions identified in the Debtor’s Statement of Financial Affairs (ECF Document No. 11).

“Bankruptcy Code” or the “Code” means title 11 of the United States Code, 11 U.S.C. §§101 et seq., as now in effect or hereafter amended.

“Bankruptcy Court” means the United States Bankruptcy Court for the Southern District of New York or any court having competent jurisdiction to enter the Confirmation Order.

“Bankruptcy Rules” means the Federal Rules of Bankruptcy Procedure, the Official Bankruptcy Forms, the Federal Rules of Civil Procedure, the Local Rules of the United States District Court for the Southern District of New York, and the Local Rules of the Bankruptcy Court, as applicable to the Cases or proceedings therein, as the case may be.

“Bankruptcy Schedules” means the schedules of assets and liabilities, lists of executory contracts and unexpired leases, statements of financial affairs, and related information filed by the applicable Debtor pursuant to Bankruptcy Rule 1007, as same may be amended or supplemented from time to time.

“Board Stipulation” means that certain Stipulation Among Debtor, Official Committee of Unsecured Creditors and Board of Directors dated January 18, 2013 that is attached to this Plan as Exhibit B.

“Business Day” means any day, excluding Saturdays, Sundays or “legal holidays” (as referenced in Bankruptcy Rule 9006(a)), on which commercial banks are open for business in New York, New York.

“Capital Consideration” has the meaning set forth in Section 6.3.

“Case” means the Chapter 11 case herein, assigned Case No 12- 12553 (JMP) in the Bankruptcy Court.

“Cash” means legal tender of the United States of America and equivalents thereof.

“Cash Collateral Claim” means the senior secured, superpriority claim of the Class 2 Senior Noteholders for post-petition cash collateral financing approved by Court order.

“Cash Collateral Order” means the Final Order of the Bankruptcy Court dated August 1, 2012 (I) Authorizing the Debtor to Utilize Cash Collateral of Prepetition Secured Lenders, (II) Granting Adequate Protection to the Prepetition Secured Lenders, and (III) Granting Related Relief. (ECF Doc. No. 30).

“Causes of Action” means all claims (including, but not limited to, as defined in § 101(5) of the Bankruptcy Code), causes of action, third-party claims, counterclaims and cross claims of any kind or nature which belong to the Debtor or the Estate against any Person based in law or equity, including, without limitation, under the Bankruptcy Code, state law or federal law, whether direct, indirect, derivative or otherwise, and whether asserted or unasserted, inclusive of Avoidance Actions; provided, however, that the term “Causes of Action” shall not include Committee Causes of Action.

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“Claim” means a claim against the Debtor as defined in Bankruptcy Code § 101(5).

“Claims Objection Deadline” shall mean that date which is 120 days after the Effective Date or as otherwise extended by the Bankruptcy Court.

“Class” means all of the Holders of Claims or Interests having characteristics substantially similar to the other Claims or Interests and which have been designated as a class in the Plan.

“Committee Causes of Action” means the potential claims and causes of action of the Debtor or its Estate against any of the Debtor’s officers and directors contemplated as “Potential Claims” by the Board Stipulation, which claims and causes of action are subject to the terms of the Board Stipulation.

“Confirmation” means the entry of the Confirmation Order on the Bankruptcy Court’s docket.

“Confirmation Date” means the date on which the clerk of the Bankruptcy Court enters the Confirmation Order on the docket of the Bankruptcy Court.

“Confirmation Hearing” means the hearing or hearings before the Bankruptcy Court at which the Bankruptcy Court will consider the Confirmation of the Plan pursuant to Bankruptcy Code § 1128.

“Confirmation Order” means the order of the Bankruptcy Court, in form and substance satisfactory to the Class 2 Senior Noteholders and the Creditors Committee, confirming the Plan pursuant to Bankruptcy Code § 1129.

“Creditor” means a Holder of a Claim.

“Creditors Committee” means the Official Committee of Unsecured Creditors appointed by the United States Trustee in the Chapter 11 Case.

“Debtor” means Atrinsic, Inc.

“Disclosure Statement” means the Second Amended Disclosure Statement for the Debtor’s Second Amended Plan of Reorganization dated March 7, 2013, as amended from time to time, together with any supplements, amendments, or modifications thereto.

“Disputed Claim” means any Claim as to which the Debtor, the Reorganized Debtor or the Liquidating Trustee, as applicable, has interposed a timely objection or request for estimation in accordance with the Bankruptcy Code and the Bankruptcy Rules, or any Claim otherwise disputed by the Debtor, Reorganized Debtor or Liquidating Trustee, as applicable, in accordance with applicable law, which objection has not been withdrawn or determined by a Final Order.

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“Distribution” means the distribution of cash and Reorganized Debtor Common Stock and Reorganized Debtor Convertible Preferred Stock by the Reorganized Debtor to the Holders of Allowed Claims pursuant to the Plan.

“Distribution Date” means the date on which a Distribution is made under the Plan.

“Effective Date” means the first Business Day on which all conditions precedent to the effectiveness of the Plan have been satisfied or waived as provided in Article V of the Plan; provided, however, the Effective Date may occur on such other later date agreed to by the Class 2 Prepetition Lenders.

“Estate” means the Debtor’s estate created by Bankruptcy Code § 541 upon the commencement of the Case.

“Existing Common Stock” mean shares of the Debtor’s Common Stock issued as of the Petition Date.

“Filed” means filed with the Bankruptcy Court in the Debtor’s Case.

“Final Order” means an order entered by the Bankruptcy Court or other court of competent jurisdiction on its docket as to which (a) the time to appeal, petition for certiorari, or move for reargument or rehearing has expired and as to which no appeal, petition for certiorari, or other proceedings for reargument or rehearing shall then be pending; or (b) in the event that an appeal, writ of certiorari, reargument, or rehearing thereof has been sought, such order of the Bankruptcy Court or any other court or adjudicative body shall have been affirmed by the highest court to which such order was appealed, or certiorari has been denied, or from which reargument or rehearing was sought, and the time to take any further appeal, petition for certiorari or move for reargument or rehearing shall have expired; provided, however, that no order shall fail to be a Final Order solely because of the possibility that a motion pursuant to Rule 60 of the Federal Rules of Civil Procedure or a similar rule under the Federal Rules of Bankruptcy Procedure may be filed with respect to such order.

“General Unsecured Claim” shall mean any unsecured Claim which is not an Administrative Claim, Priority Claim, Class 1 Claim, Class 2 Claim or Interest and that arose prior to the filing of the Debtor’s Chapter 11 Case and includes, without limitation, Claims based upon pre-petition trade accounts payable, the rejection of an executory contract during pendency of the Chapter 11 Cases and Unsecured Prepetition Lender Claims that are not Class 2 Secured Claims.

“Holder” means any Person holding a Claim or Interest against the Debtor’s Estate.

“Impaired” means any Claim or Interest that is “impaired” within the meaning of section 1124 of the Bankruptcy Code.

“Interest” means the legal, equitable, contractual and other rights of the Holders of any equity interest in the Debtor, including the rights of any Person to purchase or demand the issuance of any Interest, including (a) conversion, exchange, voting, participation and dividend rights; (b) liquidations preferences; (c) stock options, warrants and put rights; and (d) share-appreciation rights; or (e) any other stock right pertaining or in any way relating to the Debtor.

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“Lien” means any charge against, or interest in, property to secure payment of a debt or performance of a Claim.

“Liquidating Trust” means the liquidating trust created on the Effective Date in accordance with the Liquidating Trust Agreement; the Liquidating Trust shall conduct no business and shall qualify as a liquidating trust pursuant to Treasury Regulation §301.7701-4(d).

“Liquidating Trustee” means the trustee of the Liquidating Trust.

“Liquidating Trust Agreement” means the trust agreement between the Debtor and the Liquidating Trustee annexed hereto as Exhibit A, which shall expressly acknowledge and incorporate by reference the Board Stipulation.

“Liquidating Trust Assets” means the assets transferred into the Liquidating Trust, being (i) the right to share in 50% of the net proceeds recovered by the Estate from Atrinsic’s investment in or claims against The Billing Resource, LLC, a Nevada limited liability company; (ii) the Committee Causes of Action and all proceeds thereof; and (iii) $50,000 in Cash.

“Liquidating Trust Beneficiaries” means the holders of allowed Class 3 Unsecured Claims.

“Liquidating Trust Interests” means the proceeds in the Liquidating Trust distributed to the Liquidating Trust Beneficiaries.

“Momspot” means Momspot, Inc., a Delaware corporation.

“Person” means any person or entity of any nature whatsoever, specifically including, but not limited to, an individual, firm, company, corporation, partnership, trust, governmental unit, joint venture, association, joint stock company, limited liability company, estate, unincorporated organization or other entity.

“Petition Date” means June 15, 2012, the date on which the Debtor filed a voluntary petition for relief under Chapter 11 of title 11 of the United States Code.

“Plan” means this Plan of Reorganization, as it may be amended, modified, or supplemented from time to time as permitted herein.

“Plan Documents” means all documents, forms, lists, and agreements contemplated under the Plan to effectuate the terms and conditions hereof.

“Plan Proponent” means the Debtor.

“Plan Supplement” means the compilation of Plan Documents and other documents, forms, lists, and schedules as specified in the Plan and Disclosure Statement which will be filed with the Bankruptcy Court not later than five (5) days prior to the Voting Deadline, as such documents may be altered, restated, modified, or supplemented from time to time.

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“Post-Confirmation Assets” means all of the assets of the Debtor, all of which assets shall be turned over to the Reorganized Debtor on the Effective Date.

“Priority Claim” means all Claims that are entitled to priority pursuant to Bankruptcy Code § 507(a) and that are not Administrative Expense Claims or Priority Tax Claims.

“Priority Tax Claim” means a Claim of a governmental unit of the kind specified in Bankruptcy Code §§ 502(i) and 507(a)(8).

“Proof of Claim” means a written statement setting forth a Creditor’s Claim and conforming substantially to the appropriate official form.

“Pro Rata” means the proportion that the amount of an Allowed Claim bears, respectively, to the aggregate amount of all Claims in its Class, including Disputed Claims but excluding Disallowed Claims. For purposes of this calculation, the amount of a Disputed Claim will equal the lesser of (a) its Face Amount, and (b) the amount estimated as allowable by the Bankruptcy Court.

“Reorganized Debtor” means Atrinsic as it continues after the Effective Date.

“Reorganized Debtor Common Stock” means the Existing Common Stock and shares of common stock of the Reorganized Debtor authorized under the certificate of incorporation and the by-laws of the Reorganized Debtor and issued on or after the Effective Date.

“Reorganized Debtor Convertible Preferred Stock” means shares of convertible preferred stock of the Reorganized Debtor authorized under the certificate of incorporation and the by-laws of the Reorganized Debtor and issued on or after the Effective Date.

“Reorganized Debtor Stock Distribution” means the distribution of Reorganized Debtor Common Stock and Reorganized Debtor Convertible Preferred Stock, as applicable, to specified Creditors and Interest holders of the Debtor under the Plan. The Reorganized Debtor Stock Distribution, including the shares of Reorganized Debtor Common Stock issuable upon conversion of Reorganized Debtor Convertible Preferred Stock, shall be exempt from all registration requirements pursuant to Bankruptcy Code § 1145.

“Reorganized Debtor Stock” shall mean, collectively, the Reorganized Debtor Common Stock and Reorganized Debtor Convertible Preferred Stock.

“Scheduled” means included in or listed in the Debtor’s Bankruptcy Schedules, as initially filed or as amended.

“Securities Act” means the Securities Act of 1933, 15 U.S.C. § 77c-77aa, in effect from time to time.

“SEC” means the United States Securities and Exchange Commission.

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“Senior Notes” means the senior secured notes of the Debtor issued pursuant to that certain Securities Purchase Agreement dated as of May 31, 2011 between the Debtor and certain Buyers as defined therein.

“Senior Noteholders” means holders of Senior Noteholder Claims.

“Senior Noteholder Claims” means the Claims of Hudson Bay Master Fund Ltd. (“Hudson Bay”) and Iroquois Master Fund Ltd. (“Iroquois”) arising under the Senior Notes as of the Petition Date as follows: (1) Hudson Bay: $10,267,309 and (2) Iroquois: $10,153,359 inclusive of applicable Event of Default Redemption Price amount owing pursuant to Section 4(b) of the Senior Notes.

“Unsecured Senior Notes Claims” means general unsecured claims of holders of Senior Notes who did not file a UCC-1 financing statement or otherwise did not perfect their interests in accordance with applicable law.

“U.S. Trustee Fees” means fees payable pursuant to 28 U.S.C. § 1930 and 31 U.S.C. 3717.

ARTICLE II

CLASSIFICATION OF CLAIMS AND INTERESTS

2.1.	Class 1 consists of Priority Non-Tax Claims (Unimpaired).

2.2.	Class 2 consists of all Senior Noteholder Claims (Impaired).

2.3.	Class 3 consists of all General Unsecured Claims (Impaired).

2.4.	Class 4 consists of Holders of Interests (Impaired).

ARTICLE III

TREATMENT OF UNCLASSIFIED CLAIMS

3.1.	Administrative Expense Claims. All Allowed Administrative Expense Claims shall be paid in full in Cash, or as otherwise agreed by the holder of such Allowed Administrative Expense Claim, on the Effective Date.

3.2.	Bar Dates for Non-Professional Administrative Expense Claims. The Bar Date for Holders of Administrative Expense Claims other than those of professionals retained by the Debtor shall be thirty (30) days after the Plan Order becomes a Final Order.

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3.3.	Professional Fees. All applications for professional fees for services rendered and reimbursement of expenses in connection with the Case through the Confirmation Date that are in accordance with the Board Stipulation are Administrative Expense Claims and shall be filed with the Bankruptcy Court within sixty (60) days after the Effective Date. Any such application not filed within sixty (60) days after the Effective Date shall be deemed waived and the Holder of such Claim shall be forever barred from receiving payment on account thereof. Subject to a cap of $175,000 for the aggregate fees and expenses (inclusive of any retainers paid) as may be awarded to Debtor’s current counsel, DelBello Donnellan Weingarten Wise & Wiederkehr, Debtor’s prior counsel, Rattet Pasternak, LLP, and counsel of the Creditors Committee to be paid from the Debtor’s Cash and any caps provided for in the Board Stipulation, all retained professionals shall be paid the full amounts awarded by the Court, in Cash, on the later of (a) the Effective Date or (b) an Order granting final allowance and award. All such awarded fees shall be paid upon Court award by the Reorganized Debtor from the Post-Confirmation Assets. Any Post-Confirmation professional fees and expenses incurred by the Committee or the Liquidating Trustee shall be paid solely from the Liquidating Trust.

3.4.	U.S. Trustee Fees. All unpaid U.S. Trustee Fees incurred before the Effective Date shall be timely paid by the Debtor in the ordinary course as such U.S. Trustee Fees become due and payable. All unpaid U.S. Trustee Fees incurred after the Effective Date shall be timely paid from Post-Confirmation Assets by the Reorganized Debtor in the ordinary course as such U.S. Trustee Fees become due and payable.

3.5.	Priority Tax Claims. The Reorganized Debtor shall pay to each Holder of an Allowed Priority Tax Claim from the Post-Confirmation Assets the full amount of such Claims, if any, over a period of no more than five (5) years from the Petition Date as permitted under 11 U.S.C. Section 1129(a)(9)(C)(ii), unless such holder agrees to other treatment.

ARTICLE IV

TREATMENT OF CLASSIFIED CLAIMS AND INTERESTS

4.1.	Class 1 (Priority Non Tax Claims).

(i)	Classification: Class 1 Priority Non Tax Claims consists of claims entitled to priority under Section 507(a)(4) of the Bankruptcy Code.

(ii)	Treatment. On the Effective Date, all Allowed Class 1 Claims shall be paid in full in Cash.

(iii)	Voting. Class 1 is an Unimpaired Class. Therefore, Class 1 claimholders are not entitled to vote to accept or reject the Plan

4.2.	Class 2 (Senior Noteholder Claims).

(i)	Classification: Class 2 Senior Noteholder Claims consists of all claims of Hudson Bay and Iroquois.

(ii)	Treatment. On the Effective Date, in full and final satisfaction of their Class 2 Senior Noteholder Claims, Iroquois and Hudson Bay will each receive their Pro Rata share of 100% of a newly authorized and issued series of Reorganized Debtor Convertible Preferred Stock, which will be convertible into 92% of the Reorganized Debtor Common Stock (provided that there shall be a 9.99% beneficial ownership blocker for each of the holders of Class 2 Senior Noteholder Claims).

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On the Effective Date, Hudson Bay and Iroquois shall be deemed to have waived and released the Reorganized Debtor from paying the Cash Collateral Claim and shall be further deemed to waive rights to distribution, but not voting rights, any Class 3 Unsecured Claim based upon any potential deficiency.

(iii)	Voting. Class 2 is an Impaired Class. Therefore, the Holders of the Senior Noteholder Claims are entitled to vote to accept or reject the Plan.

4.3.	Class 3 (General Unsecured Claims)

(i)	Classification: Class 3 consists of all General Unsecured Claims.

(ii)	Treatment: The Holders of Class 3 General Unsecured Claim shall receive (i) their pro rata share of the Reorganized Debtor Common Stock issued in the Reorganized Debtor Stock Distribution, which shares shall represent 6% of the Reorganized Debtor Common Stock on the Effective Date, treating the Reorganized Debtor Convertible Preferred Stock on an as-converted basis without regard to the 9.99% beneficial ownership blocker; and (ii) the Liquidating Trust Interests in full and final satisfaction of all Class 3 Claims against the Debtor and the Debtor’s estate.

(iii)	Voting: Class 3 is an Impaired Class. Therefore, the Holders of General Unsecured Claims in Class 3 are entitled to vote to accept or reject the Plan.

4.4.	Class 4 (Interests).

(i)	Classification: Class 4 consists of Holders of the Debtor’s Interests.

(ii)	Treatment: On the Effective Date, the Holders of Class 4 Interests shall receive, subject to acceptance of the Plan by the Class 3 General Unsecured Claims, on account of their Existing Common Stock Interests in the Debtor, 2% of the Reorganized Debtor Common Stock on the Effective Date, treating the Reorganized Debtor Convertible Preferred Stock on an as-converted basis without regard to the 9.99% beneficial ownership blocker and shall be subject to dilution as a result of the Reorganized Debtor Stock Distribution to Class 2 and Class 3 Creditors under the Plan.

(iii)	Voting: Class 4 is an Impaired Class. Therefore, the Holders of Interests in Class 4 are entitled to vote to accept or reject the Plan.

4.5.	Reservation of Rights. Except as otherwise provided in the Plan or the Confirmation Order, the Debtor’s or Reorganized Debtor’s rights and defenses, both legal and equitable, with respect to any Claims, Interests or Administrative Expense Claims, including, but not limited to, all rights with respect to legal and equitable defenses to setoffs or recoupments, shall be unaffected and unaltered. From and after the Effective Date, the Reorganized Debtor shall be deemed to be the successor in interest to the Debtor with respect to all such rights and defenses.

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ARTICLE V

CONDITIONS PRECEDENT TO THE EFFECTIVE DATE

5.1.	Conditions Precedent.

Each of the following events shall occur on or before the Effective Date:

(i)	The Final Confirmation Order that is in form and substance reasonably acceptable to each of holders of the Class 2 Senior Noteholder Claims and the Creditors Committee, consistent with the Board Stipulation, and includes the following findings, shall have been entered: (i) the Plan was proposed in good faith by the Debtor, (ii) the Plan satisfied the applicable provisions of the Bankruptcy Code as set forth in Bankruptcy Code § 1125(e), and (iii) the Reorganized Debtor is a successor to the Debtor only to the limited extent needed to comply with Bankruptcy Code § 1145 and for no other reason under any state or federal law.

(ii)	The Bankruptcy Court shall have determined that the Reorganized Debtor is duly authorized to take the actions contemplated in the Plan which approval and authorization may be set forth in the Confirmation Order.

(iii)	All documents, instruments, and agreements provided under, or necessary to implement the Plan shall have been executed and delivered by the applicable parties.

ARTICLE VI

MEANS FOR IMPLEMENTATION OF THE PLAN

6.1.	Waiver of Conditions Precedent to the Effective Date. The Debtor, with the written consent of the holders of the Class 2 Senior Noteholder Claims, may waive in writing any or all of the conditions precedent to the Effective Date set forth above, whereupon the Effective Date shall occur without further action by any Person.

6.2.	Acquisition. Following the Effective Date, the Reorganized Debtor will continue to operate the Debtor’s business in the ordinary course. In addition, as of the Effective Date, the Reorganized Debtor shall acquire from Momspot equity securities representing 51% of the outstanding capital stock of Momspot pursuant to a definitive stock purchase agreement, which will contain customary representations, warranties and covenants. In consideration for the Acquisition, the Reorganized Debtor shall contribute from time to time as requested by Momspot, up to an aggregate of $165,000, to finance the anticipated working capital needs of Momspot during its first two years of operation.

6.3.	Vesting of Assets in Reorganized Debtor for Distribution. On the Effective Date, all of the Debtor’s Assets not expressly vested in the Liquidating Trust shall be vested in the Reorganized Debtor for Distribution pursuant to the terms of the Plan. Such vesting shall be exempt from any stamp real estate transfer, mortgage reporting, sales, use or other similar tax.

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6.4.	Establishment of the Liquidating Trust. On the Effective Date, the Debtor and the Liquidating Trustee will execute the Liquidating Trust Agreement, which incorporates by reference the Board Stipulation, and will take all other steps necessary to establish the Liquidating Trust for the benefit of the Liquidating Trust Beneficiaries. The Liquidating Trust will be irrevocably funded with the Liquidating Trust Assets and no other Assets on the Effective Date of the Plan for the benefit of the Liquidating Trust Beneficiaries. Such funding shall be exempt from any stamp real estate transfer, mortgage reporting, sales, use or other similar tax.

The identity of the Liquidating Trustee, and the structure and governance of the Liquidating Trust will be determined as set forth in the Liquidating Trust Agreement attached hereto as Exhibit A. In the event the Liquidating Trustee is no longer willing or able to serve as trustee, then the successor will be appointed in accordance with the Liquidating Trust Agreement, or as otherwise determined by the Bankruptcy Court, and notice of the appointment of such Liquidating Trustee will be filed with the Bankruptcy Court. The terms of the Liquidating Trust Agreement are incorporated herein by reference.

6.5.	Certificate of Incorporation and By-Laws of Reorganized Debtor, Directors, Officers and Corporate Action.

(i)	Certificate of Incorporation and By-Laws. On the Effective Date (or as soon as reasonably practicable thereafter), the Reorganized Debtor shall file its amended certificate of incorporation and by-laws (which shall be filed with the Bankruptcy Court as part of the Plan Supplement). The amended certificate of incorporation shall satisfy the provisions of the Plan and the Bankruptcy Code. After the Effective Date, the Reorganized Debtor may amend and restate the amended certificate of incorporation and by-laws as permitted by applicable law.

(ii)	Directors of the Reorganized Debtor. On the Effective Date, the members of the Debtor’s board of directors, which shall consist of one (1) director, shall be designated in accordance with the amended certificate of incorporation and by-laws of the Reorganized Debtor.

6.6.	Cancellation of Instruments and Stock. On the Effective Date, except for the Existing Common Stock, all Interests in the Debtor, any and all stock options (including, but not limited to, all stock options granted to the Debtor’s employees), any and all warrants and any instrument evidencing or creating any indebtedness or obligation of the Debtor, except such instruments that are issued under the Plan, shall be canceled and extinguished. Additionally, as of the Effective Date, all Interests in the Debtor that are not Existing Common Stock Interests, and any and all warrants, options, rights or interests with respect to equity interest in the Debtor that have been authorized to be issued but that have not been issued shall be deemed canceled and extinguished without any further action of any party.

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6.7.	Issuance of Reorganized Debtor Common Stock. Shares of Reorganized Debtor Common Stock and shares of Reorganized Debtor Convertible Preferred Stock authorized under the Reorganized Debtor’s certificate of incorporation and by-laws shall be issued in connection with the Reorganized Debtor Stock Distribution. The Reorganized Debtor Stock Distribution, including the shares of Reorganized Debtor Common Stock issuable upon conversion of Reorganized Debtor Convertible Preferred Stock, shall be exempt from registration under the Securities Act and any state or local law pursuant to Bankruptcy Code § 1145.

(i)	Continuation of the Debtor and Reorganized Debtor. The Reorganized Debt or shall continue in business operations after the Effective Date. The Reorganized Debtor shall act as disbursing agent under the Plan. The Reorganized Debtor shall be responsible for: (a) paying, objecting to, settling and administering Administrative Expense Claims and Priority Claims; (b) paying, objecting to, settling and administering Class 1 and Class 2 Claims; (c) distributing stock to the holders of Allowed Class 3 Claims in accordance with the terms of the Plan and schedule of Allowed Class 3 Claims provided by the Liquidating Trustee; (d) paying U.S. Trustee Fees until the Case is closed; and (e) performing normal administrative activities and functions for the Post-Confirmation Assets.

(ii)	Creation of Reserve for Expenses and Professional Fees of Debtor’s Professionals. To the extent necessary to pay the anticipated awards of fees of the professionals retained by the Debtor in its Case and to pay the post-Effective Date expenses of the Debtor, before making the Distributions, the Reorganized Debtor shall create a reserve sufficient to fund all such payments.

6.8.	Settlement of Disputed Claims Prior to the Effective Date. At any time prior to the Effective Date, notwithstanding anything in the Plan to the contrary, the Debtor may settle some or all Disputed Claims subject to obtaining any necessary Bankruptcy Court approval.

6.9.	Operating Reports. Prior to the Effective Date, the Debtor shall timely file all reports, including without limitation, monthly operating reports, required by the Bankruptcy Court, Bankruptcy Code, Bankruptcy Rules or Office of the United States Trustee. After the Effective Date, the Reorganized Debtor shall timely file all reports, including without limitation, quarterly operating reports, as required by the Bankruptcy Court, Bankruptcy Code, Bankruptcy Rules or Office of the United States Trustee until the Case is closed.

ARTICLE VII

BAR DATES, CLAIMS OBJECTIONS AND DISTRIBUTIONS

7.1.	Distributions for Claims Allowed as of the Effective Date. Except as otherwise provided herein or as ordered by the Bankruptcy Court, Distributions to Creditors shall be made as soon as practicable after the Effective Date. Distributions on account of Claims that first become Allowed Claims after the Effective Date shall be made as soon as reasonably practicable after such Claim becomes an Allowed Claim.

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7.2.	Means of Cash Payment. Cash payments made pursuant to the Plan shall be in U.S. funds, by the means, including by check or wire transfer, determined by the Reorganized Debtor.

7.3.	Delivery of Distribution. Distributions to holders of Allowed Claims shall be made (a) at the addresses set forth on the Proofs of Claim Filed by such holders (or at the last known addresses of such holders if no Proof of Claim is Filed or if the Debtor has been notified of a change of address); (b) at the addresses set forth in any written notices of address changes delivered to the Reorganized Debtor; or (c) if no Proof of Claim has been Filed and the Reorganized Debtor has not received a written notice of a change of address, at the addresses reflected in the Bankruptcy Schedules, if any.

7.4.	Objection Deadline; Prosecution of Objections; Late Filed Claims Expunged. As soon as reasonably practicable, the Reorganized Debtor or the Liquidating Trustee, solely with respect to Class 3 Claims, shall file objections to Claims and serve such objections upon the holders of each of the Claims to which objections are made. All late filed Claims (those filed after the Bar Date) are deemed expunged absent further order of this Court allowing same. The Reorganized Debtor or the Liquidating Trustee, as applicable, shall be authorized to resolve all Disputed Claims by withdrawing or settling such objections thereto, or by litigating to judgment in the Bankruptcy Court or such other court having competent jurisdiction the validity, nature, and/or amount thereof. If the Reorganized Debtor or the Liquidating Trustee, as applicable, and the holder of a Disputed Claim agree to compromise, settle, and/or resolve a Disputed Claim by granting such holder an Allowed Claim in the amount of $10,000 or less, then the Reorganized Debtor or Liquidating Trustee, as applicable, may compromise, settle, and/or resolve such Disputed Claim without further Bankruptcy Court approval. Otherwise, the Reorganized Debtor or the Liquidating Trustee, as applicable, may only compromise, settle, and/or resolve such Disputed Claim with Bankruptcy Court approval.

7.5.	No Distributions Pending Allowance. Notwithstanding any other provision of the Plan, no payments or Distribution by the Reorganized Debtor or Liquidating Trustee shall be made with respect to all or any portion of a Disputed Claim unless and until all objections to such Disputed Claim have been settled or withdrawn or have been determined by Final Order, and the Disputed Claim, or some portion thereof, has become an Allowed Claim.

7.6.	Withholding and Reporting Requirements. In connection with the Plan and all Distributions hereunder, the Reorganized Debtor and the Liquidating Trustee shall, to the extent applicable, comply with all tax withholding and reporting requirements imposed by any federal, state, local, or foreign taxing authority, and all Distributions hereunder shall be subject to any such withholding and reporting requirements. The Reorganized Debtor and the Liquidating Trustee shall be authorized to take any and all actions that may be reasonably necessary or appropriate to comply with such withholding and reporting requirements.

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7.7.	Setoffs. The Reorganized Debtor may, but shall not be required to, setoff against any Claim, and the payments or other Distributions to be made pursuant to the Plan in respect of such Claim, claims of any nature whatsoever that the Debtor or the Reorganized Debtor, respectively, may have against the holder of such Claim; provided, however, neither the failure to do so nor the allowance of any Claim hereunder shall constitute a waiver or release by the Reorganized Debtor of any such Claim that the Reorganized Debtor may have against such holder, unless otherwise agreed to in writing by such holder and the Reorganized Debtor, as applicable.

ARTICLE VIII

EXECUTORY CONTRACTS AND UNEXPIRED LEASES DEEMED REJECTED

All of the Debtor’s executory contracts and unexpired leases shall be deemed rejected on the Effective Date except to the extent (a) the Debtor previously has assumed or rejected an executory contract or unexpired lease, or (b) prior to the Effective Date, the Debtor has Filed or does File a motion to assume an executory contract or unexpired lease on which the Bankruptcy Court has not ruled.

ARTICLE IX

EFFECTS OF CONFIRMATION

The Plan provides that Confirmation shall have the following effects:

9.1.	Discharge. Except as otherwise set forth in the Plan or the Confirmation Order, the rights afforded under the Plan and the treatment of Claims and Interests under the Plan are in exchange for and in complete satisfaction, discharge, and release of, all Claims and Liens including any interest accrued on any Claims from the Petition Date, and the termination of all Interests. Confirmation shall (a) discharge the Debtor and the Reorganized Debtor from all Claims or other debts that arose before the Confirmation Date, and all debts of a kind specified in Bankruptcy Code §§ 502(g), (h), or (i), whether or not (i) a Proof of Claim based on such debt is Filed or deemed Filed under Bankruptcy Code § 501; (ii) a Claim based on such debt is Allowed; or (iii) the holder of a Claim based on such debt has accepted the Plan; and (b) terminate all Interests and other rights of Interests in the Debtor. The Debtor’s discharge shall be governed by Section 1141 of the Bankruptcy Code.

9.2.	Injunction. Except as otherwise expressly provided herein or in the Confirmation Order, all Persons or entities who have held, hold or may hold Claims against or Interests in the Debtor, and all other parties in interest, along with their respective present and former employees, agents, officers, directors, principals and affiliates, are permanently enjoined, from and after the Effective Date, from (a) commencing or continuing in any manner any action or other proceeding of any kin on any such Claim or Interest against the Debtor. The Reorganized Debtor or the Class 2 Prepetition Lenders, (b) the enforcement, attachment, collection or recovery by any manner or means of any judgment, award, decree or other against the Debtor, the Reorganized Debtor or the Class 2 Senior Noteholders, (c) creating, perfecting or enforcing any encumbrance of any kind against the Debtor, the Reorganized Debtor or the Class 2 Senior Noteholders or against the property or interests in property of the Debtor, the Reorganized Debtor or the Class 2 Senior Noteholders, (d) asserting any right of setoff, subrogation or recoupment of any kind against any obligation due to the Debtor or against the property or interests in property of the Debtor Reorganized Debtor or the Class 2 Senior Noteholders with respect to such Claim or Interest or (e) pursuing any claim released pursuant to this Article IX of the Plan. Such injunction shall extend to any successors of the Debtor, the Reorganized Debtor and the Class 2 Senior Noteholders, and their respective properties and interests in properties.

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9.3.	Exculpation and Limitation of Liability. Pursuant to and to the extent permitted by section 1125(e) of the Code, and notwithstanding any other provision of the Plan, no holder of a Claim Interest or Lien shall have any right of action against the Debtor, the Reorganized Debtor, the Creditors Committee, the Debtor’s Assets, the Class 2 Senior Noteholders or any of their respective managers, officers, directors, agents, attorneys, investment bankers, financial advisors, other professionals (the “1125 Released Parties”), or any of their respective property and assets for any act or omission in connection with, relating to or arising out of the pursuit of confirmation of the Plan, the consummation of the Plan, or the administration of the Plan or the property to be distributed under the Plan, except for acts or omissions which constitute willful misconduct.

The 1125 Released Parties shall not have nor incur any liability to any entity for any action taken or omitted to be taken in connection with or related to the formulation, preparation, dissemination, confirmation or consummation of the Plan, the Disclosure Statement or any contract, instrument, release or other agreement or document created or entered into, or any other action taken or omitted to be taken in connection with this chapter 11 case or the Plan except with respect to (a) their obligations under the Plan and any related agreement or for (b) bad faith, willful misconduct, breach of fiduciary duty, malpractice, fraud, criminal conduct, unauthorized use of confidential information that causes damages, and/or ultra vires acts. Notwithstanding any other provision hereof, nothing in Sections 9.3 or 9.4 hereof shall effect a release of any claim by the United States Government or any of its agencies or any state and local authority whatsoever, including, without limitation, any claim arising under the Internal Revenue Code, NYS Tax Law, the environmental laws or any criminal laws of the United States or any state and local authority against the 1125 Released Parties, nor shall anything in Sections 9.3 or 9.4 hereof enjoin the United States or any state or local authority from bringing any claim, suit, action or other proceedings against the 1125 Released Parties referred to herein for any liability whatever, including, without limitation, any claim, suit or action arising under the Internal Revenue Code, the environmental laws or any criminal laws of the United States or any state and local authority, nor shall anything in this Plan exculpate any party from any liability to the United States Government or any of its agencies or any state and local authority whatsoever, including liabilities arising under the Internal Revenue Code, NYS Tax Law, the environmental laws or any criminal laws of the United States or any state and local authority against the 1125 Released Parties, or limit the liability of the Debtor’s Professionals retained pursuant to Rule 1.8(h)(1) of the New York Rules of Professional Conduct.

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9.4.	RELEASES.

(i) CLASS 2 SENIOR NOTEHOLDER RELEASES. ON THE EFFECTIVE DATE, THE DEBTOR, THE REORGANIZED DEBTOR, THE DEBTOR’S ESTATE, THE CREDITORS COMMITTEE, ALL CREDITORS, HOLDERS OF INTERESTS AND THE SUCCESSORS OF EACH OF THE FOREGOING, INCLUDING WITHOUT LIMITATION, THE LIQUIDATING TRUST (COLLECTIVELY, THE “RELEASOR PARTIES”) SHALL BE DEEMED TO HAVE RELEASED AND DISCHARGED TO THE FULLEST EXTENT POSSIBLE THE CLASS 2 SENIOR NOTEHOLDERS AND ALL OF THE CLASS 2 SENIOR NOTEHOLDERS’ PRESENT AND FORMER OFFICERS, DIRECTORS, AGENTS, ATTORNEYS, INVESTMENT BANKERS, FINANCIAL ADVISORS, AND PROFESSIONALS EMPLOYED BY OR ASSOCIATED WITH THE CLASS 2 SENIOR NOTEHOLDERS (THE “RELEASED PARTIES”), OF AND FROM ANY AND ALL CLAIMS OR CAUSE OF ACTIONS, WHETHER KNOWN OR UNKNOWN, ASSERTED OR NOT ASSERTED, SCHEDULED OR NOT SCHEDULED AND WHETHER ARISING UNDER THE BANKRUPTCY CODE OR OTHER APPLICABLE STATE OR FEDERAL LAW, ARISING FROM OR RELATED TO ACTS OR OMISSIONS (EXCEPT FOR WILLFUL MISCONDUCT OR INTENTIONAL FRAUD) OCCURRING ON OR BEFORE THE EFFECTIVE DATE OF THE PLAN AND THE RELEASOR PARTIES COVENANT NOT TO SUE ANY OF THE RELEASED PARTIES WITH RESPECT TO THE CLAIMS RELEASED HEREIN.

(ii) QUALIFYING OFFICER AND DIRECTOR CONDITIONAL RELEASES. AS OF THE EARLIER OF (I) MARCH 31, 2015, SOLELY WITH RESPECT TO THOSE FORMER OR CURRENT OFFICERS OR DIRECTORS OF THE DEBTOR AGAINST WHOM NO CIVIL SUIT HAS BEEN BROUGHT AS OF SUCH TIME IN ACCORDANCE WITH THE BOARD STIPULATION OR (II) THE CONCLUSION OF THE INVESTIGATION CONTEMPLATED BY THE BOARD STIPULATION (THE “INVESTIGATION CONCLUSION DATE”) IF AND ONLY IF A DETERMINATION HAS BEEN MADE THAT NO POTENTIAL CLAIMS EXIST AGAINST THE OFFICERS AND DIRECTORS, THE RELEASOR PARTIES, THE DEBTOR’S ESTATE, THE CREDITORS COMMITTEE, ALL CREDITORS, AND THE SUCCESSORS OF EACH OF THE FOREGOING, INCLUDING, WITHOUT LIMITATION, THE LIQUIDATING TRUST, THE LIQUIDATING TRUSTEE, AND THE REORGANIZED DEBTOR, SHALL BE DEEMED TO HAVE RELEASED AND DISCHARGED TO THE FULLEST EXTENT POSSIBLE SUCH OFFICERS AND DIRECTORS (THE “QUALIFYING OFFICERS AND DIRECTORS”) AND ALL OF THE QUALIFYING OFFICERS AND DIRECTORS’ RESPECTIVE AGENTS, ATTORNEYS, INVESTMENT BANKERS, FINANCIAL ADVISORS, AND PROFESSIONALS EMPLOYED BY OR ASSOCIATED WITH THE QUALIFYING OFFICERS AND DIRECTORS (THE “D & O RELEASED PARTIES”) OF AND FROM ANY AND ALL CLAIMS OR CAUSE OF ACTIONS ARISING AGAINST OR ON ACCOUNT OF SUCH QUALIFYING OFFICER AND DIRECTOR, WHETHER KNOWN OR UNKNOWN, ASSERTED OR NOT ASSERTED, SCHEDULED OR NOT SCHEDULED AND WHETHER ARISING UNDER THE BANKRUPTCY CODE OR OTHER APPLICABLE STATE OR FEDERAL LAW, ARISING FROM OR RELATED TO ACTS OR OMISSIONS (EXCEPT FOR WILLFUL MISCONDUCT OR INTENTIONAL FRAUD) OCCURRING ON OR BEFORE THE EFFECTIVE DATE OF THE PLAN. AS OF THE EARLIER OF (I) MARCH 31, 2015, SOLELY WITH RESPECT TO THOSE FORMER OR CURRENT OFFICERS OR DIRECTORS OF THE DEBTOR AGAINST WHOM NO CIVIL SUIT HAS BEEN BROUGHT AS OF SUCH TIME IN ACCORDANCE WITH THE BOARD STIPULATION OR (II) THE INVESTIGATION CONCLUSION DATE IF AND ONLY IF A DETERMINATION HAS BEEN MADE THAT NO POTENTIAL CLAIMS EXIST AGAINST THE OFFICERS AND DIRECTORS, THE RELEASOR PARTIES, THE DEBTOR’S ESTATE, THE CREDITORS COMMITTEE, ALL CREDITORS, AND THE SUCCESSORS OF EACH OF THE FOREGOING, INCLUDING, WITHOUT LIMITATION, THE LIQUIDATING TRUST, THE LIQUIDATING TRUSTEE, AND THE REORGANIZED DEBTOR, COVENANT NOT TO SUE ANY OF THE D&O RELEASED PARTIES WITH RESPECT TO THE CLAIMS RELEASED HEREIN.

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Notwithstanding any language to the contrary contained in the Disclosure Statement, Plan, and/or Confirmation Order, no provision shall release any non-debtor, including any current and/or former officer and/or director of the Debtor, and any non-debtor, from liability in connection with any legal action or claim brought by the SEC.

9.5.	Legal Binding Effect. The provisions of the Plan shall bind all holders of Claims and Interests and their respective successors and assigns, whether or not they accept the Plan.

9.6.	Insurance. Confirmation and consummation of the Plan shall have no effect on insurance policies of the Debtor in which the Debtor is or was an insured party. Each insurance company is prohibited from, and the Confirmation Order shall include an injunction against, denying, refusing, altering or delaying coverage on any basis regarding or related to the Case, the Plan or any provision within the Plan, including any treatment or means of liquidation set out within the Plan for insured Claims.

ARTICLE X

CREDITORS COMMITTEE

10.1	Upon the later of (a) the Effective Date and (b) the date on which the Committee has made a determination under the Board Stipulation that there either are or are not Potential Claims (as defined in the Board Stipulation), the Creditors Committee shall be disbanded and dissolved. As set forth in the Board Stipulation, only the Committee itself, and not any successor in interest or other party, may make such determination.

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10.2	Neither the Creditors Committee, nor any of its members, designees, or professionals, or any duly designated agent or representative of the Creditors Committee, or their respective employees, shall be liable for the act or omission of any other member, designee, agent, or representative of the Creditors Committee, nor shall any member be liable for any act or omission taken or omitted to be taken in its capacity as a member of the Creditors Committee, other than acts or omissions resulting from such member’s willful misconduct, fraud or breach of fiduciary duty. The Creditors Committee may, in connection with the performance of its functions, and in its sole and absolute discretion, consult with counsel, accountants and its agents, and shall not be liable for any act taken, omitted to be taken, or suffered to be done in accordance with advice or opinions rendered by such professionals. Notwithstanding such authority, the Creditors Committee shall be under no obligation to consult with counsel, accountants or its agents, and its determination to not do so shall not result in the imposition of liability on the Creditors Committee, or its members and/or designees, unless such determination is based on willful misconduct, fraud or breach of fiduciary duty.

ARTICLE XI

CAUSES OF ACTION, AVOIDANCE ACTIONS AND

COMMITTEE CAUSES OF ACTION

As of and subject to the occurrence of the Effective Date, the Reorganized Debtor, for and on its behalf and on behalf of its estate, will prosecute the Causes of Action, including the Avoidance Actions. Avoidance Actions may include, but are not limited to, any cause of action arising from transactions identified in the Debtor’s Statement of Financial Affairs (ECF Document No. 11). Any proceeds from recovery of Causes of Action, after the payment of all reasonable attorneys’ fees and costs incurred in connection with such recovery(s), shall be vested in the Reorganized Debtor.

Subject to the terms of the Board Stipulation, as of and subject to the occurrence of the Effective Date, the Liquidating Trustee will prosecute the Committee Causes of Action. Any proceeds from recovery of Committee Causes of Action, after the payment of all reasonable attorneys’ fees and costs incurred in connection with such recovery(s), shall be vested in the Liquidating Trust.

The Board Stipulation, including but not limited to the March 31, 2015 deadline for commencement of any civil action(s) to pursue the Potential Claims, is incorporated in its entirety in this Plan by reference and the provisions of such Board Stipulation shall govern all relevant matters notwithstanding anything in this Plan to the contrary.

Any professional fees and expenses in connection with the prosecution of any of the Causes of Action, including the Avoidance Actions and the Committee Causes of Action shall be paid solely from the proceeds of such recoveries, and the Reorganized Debtor and its estate shall not be responsible for any such fees and expenses.

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ARTICLE XII

RETENTION OF JURISDICTION

Pursuant to Bankruptcy Code §§ 105(a) and 1142, and notwithstanding entry of the Confirmation Order and occurrence of the Effective Date, the Bankruptcy Court shall retain exclusive jurisdiction over all matters arising out of, and related to, the Cases and the Plan to the fullest extent permitted by law, including, among other things, jurisdiction to:

(i)	allow, disallow, determine, liquidate, classify, estimate or establish the priority or secured or unsecured status of any Claim, including the resolution of any application or request for payment of any Administrative Claim, and the resolution of any objections to the allowance or priority of Claims;

(ii)	hear and determine any and all adversary proceedings, motions, applications, and contested or litigated matters, including, but not limited to, all causes of action, and consider and act upon the compromise and settlement of any Claim, or cause of action;

(iii)	enter such orders as may be necessary or appropriate to execute, implement, or consummate the provisions of the Plan and all contracts, instruments, releases, and other agreements or documents created in connection therewith;

(iv)	hear and determine disputes arising in connection with the interpretation, implementation, consummation, or enforcement of the Plan;

(v)	consider any modifications of the Plan, cure any defect or omission, or reconcile any inconsistency in any order of the Bankruptcy Court, including, without limitation, the Confirmation Order;

(vi)	issue injunctions, enter and implement other orders, or take such other actions as may be necessary or appropriate to restrain interference by any Person with the implementation, consummation, or enforcement of the Plan or the Confirmation Order;

(vii)	hear and determine any matters arising in connection with or relating to the Plan, the Disclosure Statement, and the Confirmation Order;

(viii)	enforce all orders, judgments, injunctions, releases, exculpations, indemnifications and rulings entered in connection with the Case;

(ix)	hear and determine matters concerning state, local, and federal taxes in accordance with Bankruptcy Code §§ 346, 505 and 1146;

(x)	hear and determine all matters related to the Post-Confirmation Assets, the Debtor, and the Reorganized Debtor from and after the Effective Date;

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(xi)	hear and determine such other matters as may be provided in the Confirmation Order and as may be authorized under the provisions of the Bankruptcy Code; and

(xii)	enter a final decree closing the Cases.

ARTICLE XIII

MISCELLANEOUS PROVISIONS.

13.1	Non-Consummation. If Confirmation or Effective Date does not occur, then (a) the Plan shall be null and void in all respects, (b) settlements or compromises embodied in the Plan, assumptions or rejections of executory contracts or unexpired leases affected by the Plan, and any documents or agreements executed pursuant to the Plan, shall be deemed null and void, and (c) nothing contained in the Plan or the Disclosure Statement shall (i) constitute a waiver or release of any Claims by or against, or any Interests in, the Debtor or any other Person, (ii) prejudice in any manner the rights of the Debtor or any other Person, or (iii) constitute an admission of any sort by the Debtor or any other Person.

13.2	Severability of Plan Provisions. If, prior to Confirmation, any term or provision of the Plan is held by the Bankruptcy Court to be invalid, void or unenforceable, the Bankruptcy Court, at the request of the Plan Proponent, shall have the power to alter and interpret such term or provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision held to be invalid, void or unenforceable, and such term or provision shall then be applicable as altered or interpreted. Notwithstanding any such holding, alteration or interpretation, the remainder of the terms and provisions of the Plan shall remain in full force and effect and shall in no way be affected, impaired or invalidated by such holding, alteration or interpretation. The Confirmation Order shall constitute a judicial determination and shall provide that each term and provision of the Plan, as it may be altered or interpreted in accordance with the foregoing, is valid and enforceable pursuant to its terms.

13.3	Exemption from Transfer Taxes. In accordance with Bankruptcy Code § 1146(a), the Bankruptcy Court will be requested to make findings, in the Confirmation Order, that neither (i) the issuance, transfer or exchange of security under the Plan or the making or delivery of an instrument of transfer nor (ii) the transfers of the Debtor’s assets shall be taxed under any law imposing stamp or similar tax, provided such transfer occurs after the Confirmation Date. Consistent with the foregoing, each recorder of deeds or similar official for any county, city or governmental unit in which any instrument hereunder is to be recorded shall, pursuant to the Confirmation Order, be ordered and directed to accept such instrument, without requiring the payment of any stamp or similar tax.

13.4	Interest Accrual. No postpetition interest shall accrue on any Claim or scheduled liability (including, but not limited to, Allowed Administrative Expense Claims).

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13.5	Allocation of Plan Distributions between Principal and Interest. To the extent that any Allowed Claim entitled to a distribution under the Plan is comprised of indebtedness and accrued but unpaid interest thereon, such distribution shall, for federal income tax purposes, be allocated to the principal amount of the Claim first, and then, to the extent the consideration exceeds the principal amount of the Claim, to accrued but unpaid interest.

13.6	Rules of Interpretation; Computation of Time. For purposes of the Plan, (a) any reference in the Plan to a contract, instrument, release, indenture, or other agreement or document as being in a particular form or containing particular terms and conditions means that such document shall be substantially in such form or substantially on such terms and conditions, (b) any reference in the Plan to an existing document or exhibit filed or to be filed means such document or exhibit as it may have been or may be amended, modified, or supplemented, (c) unless otherwise specified, all references in the Plan to Sections, Articles, and Exhibits, if any, are references to Sections, Articles, and Exhibits of or to the Plan, (d) the words “herein” and “hereto” refer to the Plan in its entirety rather than to a particular portion of the Plan, (e) captions and headings to Articles and Sections are inserted for convenience of reference only and are not intended to be a part of or to affect the interpretation of the Plan, and (f) the rules of construction set forth in Bankruptcy Code § 102 and in the Bankruptcy Rules shall apply. In computing any period of time prescribed or allowed by the Plan, unless otherwise specifically designated herein, the provisions of Bankruptcy Rule 9006(a) shall apply.

13.7	Successors and Assigns. The rights, benefits and obligations of any Person named or referred to in the Plan shall be binding on, and shall inure to the benefit of, any heir, executor, administrator, successor or assign of such Person.

13.8	Governing Law. Unless a rule of law or procedure is supplied by federal law, including the Bankruptcy Code and Bankruptcy Rules, (a) the construction and implementation of the Plan and any agreements, documents, and instruments executed in connection with the Plan, and (b) governance matters shall be governed by the laws of the State of Delaware, without giving effect to the principles of conflict of law thereof.

13.9	Entire Agreement. The Plan sets forth the entire agreement and understanding among the parties in interest relating to the subject matter hereof and supersedes all prior discussions and documents.

13.10	Modification of the Plan. The Debtor may alter, amend, or modify the Plan any Plan Documents under Bankruptcy Code § 1127(a) at any time prior to the Confirmation Date, but only with the consent of the board of directors, the Creditors Committee, and the Senior Noteholders. After the Confirmation Date and prior to Effective Date of the Plan, the Plan Proponent may, under Bankruptcy Code § 1127(b), institute proceedings in the Bankruptcy Court to remedy any defect or omission or reconcile any inconsistencies in the Plan, the Disclosure Statement, or the Confirmation Order, and such matters as may be necessary to carry out the purposes and effects of the Plan so long as such proceedings do not materially or adversely affect the treatment of holders of Claims or Interests under the Plan; provided, however, prior notice of such proceedings shall be served in accordance with the Bankruptcy Rules or Order of the Bankruptcy Court.

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Dated: March 7, 2013

ATRINSIC, INC.
Debtor and Debtor-in-Possession

By:	/s/ Sebastian Giordano
Name:	Sebastian Giordano
Title:	Chief Restructuring Officer

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